# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ohmyhome Ltd, CIK 0001944902
CUSIP: G6S38M107
Title of class of securities: Ordinary Shares, US$0.001 par value
Address of issuer's principal executive offices: 11 Lorong 3 Toa Payoh,, Block B #04-16/21, Jackson Square, Singapore, Singapore (U0), 319579
Date of event which requires filing of this statement: 02/19/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-006663
Filed by CIK 0002010772

## Reporting persons
- VIENNA MANAGEMENT LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 892,970; shared voting power 0; sole dispositive power 892,970; shared dispositive power 0; aggregate amount beneficially owned 892,970 (3.73% of the class)

## Item 1. Issuer
Name of issuer: Ohmyhome Ltd
Address of issuer's principal executive offices: 11 Lorong 3 Toa Payoh, Block B #04-16/21, Jackson Square, Singapore, U0, 319579

## Item 2. Person Filing
Name of person filing: VIENNA MANAGEMENT LTD
Address of principal business office or, if none, residence: 45 UBI ROAD 1, #04-01, SINGAPORE 408696
Citizenship: BRITISH VIRGIN ISLANDS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 892,970
Percent of class: 3.73
Sole power to vote or to direct the vote: 892,970
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 892,970
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VIENNA MANAGEMENT LTD: /s/ Loh Kim Kang David, Loh Kim Kang David/Director (02/26/2025)